UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934 (Amendment No. 5)*
Tribune Publishing Company
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
89703P107
(CUSIP Number(s))
Merrick Media, LLC 400 Clematis St., Suite 208 West Palm Beach, Florida 33401 (312) 994-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2019
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d‑1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Media, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
	(a) ☐
	(b) ☐

	3. SEC Use Only

	4. Source of Funds (See Instructions):	OO

	5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):	☐

	6. Citizenship or Place of Organization:	Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	0

	10. Shared Dispositive Power:	0

	11. Aggregate Amount Beneficially Owned by Each Reporting Person:	0

	12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐

	13. Percent of Class Represented by Amount in Row (11):	0%

14. Type of Reporting Person (See Instructions):
		OO

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Merrick Venture Management, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3. SEC Use Only

4. Source of Funds (See Instructions):		WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐

6. Citizenship or Place of Organization:		Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	0

	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):		☐

13. Percent of Class Represented by Amount in Row (11):		0%

14. Type of Reporting Person (See Instructions):
		OO

CUSIP No.	89703P107

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Michael W. Ferro, Jr.

2. Check the Appropriate Box if a Member of a Group (See Instructions):
(a)		☐
(b)		☐

3. SEC Use Only

4. Source of Funds (See Instructions):		PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):		☐

6. Citizenship or Place of Organization:		United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power:	0

	8. Shared Voting Power:	0

	9. Sole Dispositive Power:	0

	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:		0

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

13. Percent of Class Represented by Amount in Row (11):		0%

14. Type of Reporting Person (See Instructions):
		IN

Item 1.   Security and Issuer
This Amendment No. 5 (“Amendment No. 5”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 12, 2016, as amended to date (the “Schedule 13D”), relating to the common stock, par value $0.01 (the “Common Stock”), of Tribune Publishing Company (the “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.  Except as amended or supplemented hereby, the information set forth in the Schedule 13D remains unchanged.
Item 4.   Purpose of Transaction
Item 4 of the Schedule 13D hereby supplemented with the following information:
On November 15, 2019, Merrick Media, LLC (“Media Seller”), Merrick Venture Management, LLC (“Venture Seller”), Michael W. Ferro, Jr. (“MWF,” and collectively with Media Seller and Venture Seller, the “Seller Parties”), Alden Global Opportunities Master Fund, L.P. (“AGOMF”) and Alden Global Value Recovery Master Fund, L.P. (“AGVRMF” and collectively with AGOMF, the “Buyer Parties”), entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) pursuant to which Seller Parties sold to Buyer Parties an aggregate of 9,071,529 shares of Common Stock at a price of $13.00 per share. This description of the Securities Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated by reference herein.
Item 5.    Interest in Securities of the Issuer
The response set forth in Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a)-(b) After giving effect to the transaction pursuant to the Securities Purchase Agreement, as of the date hereof, none of the Reporting Persons beneficially owns any shares of Common Stock of the Company, and none of the Reporting Persons have or share the power to vote or to direct the vote, or the power to dispose or direct the disposition of, any shares of Common Stock of the Company.
(c) Other than as disclosed in Item 4 above, the Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.
(d) None.
(e) As of November 15, 2019, the Reporting Persons ceased to be beneficial owners of more than five percent of the Common Stock of the Company.
Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Schedule 13D is hereby supplemented with the following information:
Item 4 summarizes certain provisions of the Securities Purchase Agreement and is incorporated herein by reference. A copy of the Securities Purchase Agreement is attached as an exhibit to this Schedule 13D, and incorporated herein by reference.
Except as set forth in this Item 6, as amended and supplemented, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits
Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:
EXHIBIT	DESCRIPTION
8	Securities Purchase Agreement, dated November 15, 2019, among Merrick Media, LLC, Merrick Venture Management, LLC, Michael W. Ferro, Jr., Alden Global Opportunities

EXHIBIT	DESCRIPTION
Master Fund, L.P. and Alden Global Value Recovery Master Fund, L.P.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
MERRICK VENTURE MANAGEMENT, LLC By:/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
MERRICK MEDIA, LLC By: Merrick Venture Management, LLC By:/s/ Michael W. Ferro, Jr. Name: Michael W. Ferro, Jr. Title: Manager
/s/ Michael W. Ferro, Jr. Michael W. Ferro, Jr.